UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35061

NeoPhotonics Corporation

(Exact name of registrant as specified in its charter)

1001 Ridder Park Drive

San Jose, California 95131

(408) 546-5483

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0025 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On August 3, 2022 pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 3, 2021, by and among Lumentum Holdings Inc. (“Lumentum”), NeoPhotonics Corporation, (“NeoPhotonics”), and Neptune Merger Sub, Inc., a wholly owned subsidiary of Lumentum (“Merger Sub”), Merger Sub merged with and into NeoPhotonics with NeoPhotonics surviving such merger as a wholly-owned subsidiary of Lumentum.

Pursuant to the requirements of the Securities Exchange Act of 1934, NeoPhotonics Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 17, 2022

NEOPHOTONICS CORPORATION

By:	/s/ Judy Hamel
	Name:	Judy Hamel
	Title:	President and Chief Executive Officer